

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

<u>Via U.S. Mail & Facsimile</u>
Mr. Oliver Xing
President
CN Resources Inc.
c/o National Registered Agents Inc.
1000 East Williams Street, Suite 204
Carson City, NV 89701

> **Re: CN Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-167804**
> **Filed December 6, 2010**

Dear Mr. Xing:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Your response number 1 states that "[t]he offerings will be concurrently" but then indicates "the offering will not be concurrently." Please advise.

<u>Use of Proceeds, page 14</u>

2.   We note your response to comment 8 from our letter dated November 23, 2010, which suggests that management arrived at the disclosed uses of proceeds by reference to the Homeland Precious Metals Corp. Form F-1 filed in 2004. However, we note that your estimated costs are significantly higher than those in that offering. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Conrad Lysiak, Esq.
        (509) 747-1770